


FINANCIAL STATEMENTS

With Independent Accountant's Review Report

For the Interim Ended November 30, 2021

BHAPI, INC.

TABLE OF CONTENTS



Independent Accountant's Review Report

To Management
Bhapi, Inc.
State of Delaware, 651 N Broad St. Suite 206, City of Middletown

I have reviewed the accompanying financial statements of Bhapi, Inc. (the "Company"), which comprise the balance sheet as of November 30, 2021, and the statement of income, statement of equity and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of our procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Gerald B. Tac-an, CPA
December 21, 2021

BHAPI, INC.
Balance Sheet
November 30, 2021

ASSETS

Current Assets		
Cash and Cash Equivalents		
Bhapi Australia Pty Ltd	$	715
Bhapi Inc.		240
Total Cash and Cash Equivalents		**955**
Total Current Assets		**955**
Long Term Assets		
Software		33,346
Intangible Assets		1,048
Total Long Term Assets		**34,394**
Total Assets	$	**35,349**

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Long Term Liabilities		
Director's Loan	$	80,400
Total Long Term Liabilities		**80,400**
Total Liabilities		**80,400**
Shareholder's Equity		
Common Stock,		80
Authorized 10,000,000 shares, 8,000,000 shares issued and outstanding, US$ 0.00001 par value.		
Additional Paid-in Capital		1,075
Current Year Loss		(30,835)
Accumulated Deficit		(15,371)
Total Shareholder's Equity		**(45,051)**
Total Liabilities and Equity	$	**35,349**

See independent accountant's review report and accompanying notes to financial statements.

~3~

BHAPI, INC.
Statement of Income (Loss)

For the 11 months ended November 30, 2021

REVENUE	$ -
COST OF SERVICE	-
GROSS PROFIT	-
OPERATING EXPENSES	
Domains, Websites, Security Cert and Related Services Cost	103
Software Repository Cost	21
Postage Expense	47
Office Expense	653
Dues & Subscriptions	51
Document Processing Software Subscription	473
Stock Photo Subscription	182
Virtual Mailbox Subscription	295
VoiP Subscription	6
Accounting Service Fee	179
IT Service Fee	2,322
Digital Designer Service Fee	5,153
Content Creation and Translation Service Fee	3,013
Other Professional Fee	162
Advertising, Marketing and Promotion	17,894
Digital Marketing	174
Other Expense	510
Business License & Fees	520
TOTAL OPERATING EXPENSES	**31,758**
OPERATING LOSS	**(31,758)**
OTHER COMPREHENSIVE INCOME/(LOSS)	
Foreign currency translation gain/(loss)	**923**
NET LOSS	**$ (30,835)**

See independent accountant's review report and accompanying notes to financial statements.

~4~

BHAPI, INC.
Statement of Shareholder's Equity
November 30, 2021

| | Common Stock | | Additional | Retained Earnings (Accumulated | |
	Shares	Amount	Paid-in Capital	Deficit)	Total
Pre-incorporation Cost	$ -	$ -	$ -	$ (15,371)	$ (15,371)
Beginning Balance, 22nd of March 2021 (INCEPTION)					
Contributions	$ 8,000,000	$ 80	$ 1,075	$ -	$ 1,155
Other Comprehensive Income (Loss)	$ -	$ -	$ -	$ 923	$ 923
Net Income (Loss)	$ -	$ -		$ (31,758)	$ (31,758)
Ending Balance, November 30, 2021	$ 8,000,000	$ 80	$ 1,075	$ (46,206)	$ (45,051)

BHAPI, INC.

Statement of Cash Flows

For the 11 months ended November 30, 2021

Operating Activities

Payment of Advertising, Marketing and Promotion	$	(18,068)
Payment of Professional Fees		(10,829)
Payment of Subscriptions		(1,007)
Payment of Office Expense		(653)
Payment of Business License & Fees		(520)
Payment of Other Expense		(510)
Payment of Software Development and Maintenance Cost		(124)
Payment of Sales, General, and Administrative Expenses		(47)
Net Cash Used from Operating Activities	**$**	**(31,758)**

Investing Activities

Payment of Professional Fees - IT Services (Capitalized)	$	(27,666)
Payment of Software Development and Maintenance Cost (Capitalized)		(5,680)
Patent Registration		(1,042)
Copyright Infringment Registration		(6)
Net Cash Used from Investing Activities	**$**	**(34,394)**

Financing Activities

Cash Received from Issuance of common stock and additional paid-in capital	$	1,155.00
Cash Received from Director's Loan for the current year		80,400
Cash Payment for Credit Card Dues (Citi Premier Card) from previous period		(15,371)
Net Cash Flows from Financing Activities	**$**	**66,184.00**

Net Cash Flows	**$**	**32.00**

Cash and Cash Equivalents

Cash and cash equivalents at beginning of period	$	-
Net cash flows		32
Effect of exchange rate changes on cash		923
Cash and cash equivalents at end of period	$	955.00

Net change in cash for period	**$**	**955.00**

See independent accountant's review report and accompanying notes to financial statements.

~6~

BHAPI, INC.
NOTES TO THE FINANCIAL STATEMENT
NOVEMBER 30, 2021

1. Summary of Significant Accounting Policies

The Company

The financial statements have been prepared to present the financial position and results of operations of the "Company". The financial statement only includes information from January 01, 2021 through November 30, 2021.

Bhapi, Inc. was incorporated in the State of Delaware on March 23, 2021. The necessary expenditures prior to the inception date during the year 2021 are recorded as incurred, while those prior to year 2021 are shown in "Accumulated Deficit" in the Shareholder's Equity Section of the Balance Sheet.

The Company's purpose is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law. The Company provides service as social media platform that ensures a safe and non-toxic environment that all people can use, enjoy, and collaborate.

Fiscal Year

The Company operates on a December 31st year-end. For this report the cutoff date of transactions is on November 30, 2021.

Principles and Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of November 30, 2021, the Company held no cash equivalents.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers.

Software

The Company determines the amount of "Software Development and Maintenance Cost" and "IT Services" to be capitalized based on the criteria as provided in ASC 985 Software ("ASC 985"). At the end of each reporting period, the entity will assess whether there is any indication that the asset may be impaired.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of patents and copyright. The copyright is amortized over the useful life based on industry estimate, the Company will start amortization at year-end for one full year up until fully amortized.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during interim fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

There may be a time that cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. There is no recorded revenue from inception date up until reporting date.

Advertising, Marketing and Promotion Expenses

The Company expenses advertising, marketing and promotion costs as they are incurred.

Software Development and Maintenance Cost

Software development and maintenance cost are expensed as incurred.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non- monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Director's Loan – Related Parties

The Company Director Michael Esber has provided loans to the Company valued at $ 80,400 as of November 31, 2021. There is no interest attached to the said loan, this was provided for the Company to sustain its ongoing cost of software development and other expenditures.

4. Equity

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000) shares of stock, and has a par value of $0.00001.

5. Subsequent Events

The Company is in the process of joining a venture capital endeavor through We Funder, this may increase the capitalization of the Company if it turns out to be favorable.

The Company has evaluated subsequent events through December 22, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.